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July 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Manufacturing

Attention:	Eranga Dias
Erin Purnell

Re:	SRIVARU Holding Ltd
Registration Statement on Form F-4
Submitted June 16, 2023
File No. 333-272717

Dear Mr. Dias and Ms. Purnell:

On behalf of SRIVARU Holding Ltd (“SVH”, the “Registrant”, or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (the “Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form F-4 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 30, 2023 (the “Comment Letter”), regarding the Registration Statement and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Form F-4 filed June 16, 2023

MOBV Board held a board meeting and agreed to increase the purchase price to be paid by MOBV to acquire SVH…, page 108

1.	We note your response to comment 4 and reissue same in part. Please revise your disclosure to explain how the value of the 5.98% share of SVM was determined to be $8,976,130.

Response: The number $8,976,130 was pulled in from an outdated spreadsheet due to clerical error. The Company has updated pages 107 and 108 of Amendment No. 1 to reflect the correct amount of $9,551,323.08 as the value of the 5.98% share of SVM, being the agreed value per SVH Share of $10.04 times 951,327 SVH Shares.

Mr. Dias and Ms. Purnell

Securities and Exchange Commission

July 7, 2023

2.	We note your response to comment 5 and reissue same in part. Please clarify who will receive the additional $8,976,130 or where it will be held, if 951,327 SVH shares will be authorized but unissued and reserved for the 5.98% share of SVM until a potential liquidation by the minority shareholders.

Response: The Company has updated the disclosure on pages 107 and 108 of Amendment No. 1 to reflect that 951,327 SVH Shares will be authorized but unissued and held on reserve by SVH for the 5.98% share of SVM until a potential liquidation by the minority SVM shareholders pursuant to the terms of the Exchange Agreements.

Projected Pro Forma Vehicle Sales Revenue for SVH is based on assumptions related to . . . , page 114

3.	We reissue comment 9. Your disclosure concerning each of the material assumptions underlying your projections must clearly explain, individually, how they relate to the projected information and be quantified to the extent feasible. This information may include, but should not be limited to, how many dealer applications you expect to finalize out of the 700 you received, and how long you expect the dealership establishing process to take until they are operational to generate revenue, whether you are on track to be able to produce and launch the new models to the extent that will support your projections, the typical value of additional products and services that are cross-sold and how much of your total revenue you expect to generate as a percentage through these cross-sales.

Response: The Company has update the disclosure regarding projection assumptions on pages 114 and 115 of Amendment No. 1 to further quantify and explain the projections. We have removed discussion of cross-sales as those numbers were not included in the vehicle sales revenue projections.

Item 21. Exhibits and Financial Statement Schedules, page II-3

4.	Please file executed legal and tax opinions in a pre-effective amendment to the proxy statement/prospectus.

Response: The Company has obtained the legal and tax opinions and included them as Exhibits 5.1 and 8.1 to Amendment No. 1.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of SVH’s disclosure and that the disclosure modifications in the First Amendment are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

		By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Ltd)
Lee McIntyre (Norton Rose Fulbright US LLP)

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